Filed Pursuant to Rule 433

Registration Statement No. 333-184193

March 27, 2015

Deutsche Bank Aktiengesellschaft

$1,500,000,000 4.50% Fixed Rate Subordinated Tier 2 Notes due 2025

Issuer:	Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Germany
Instruments:	4.50% Fixed Rate Subordinated Tier 2 Notes due 2025 (the “Notes”)
Ranking:	Subordinated
Expected Instrument Ratings:*	Ba1 (Moody’s) / BBB- (S&P) / A- (Fitch)
Principal Amount:	$1,500,000,000
Denominations:	$200,000 and integral multiples of $1,000 in excess thereof
Pricing:	March 27, 2015
Settlement:	April 1, 2015
Maturity:	April 1, 2025
Interest Rate:	4.50 % per year, payable semi-annually in arrears on April 1 and October 1 of each year, commencing on October 1, 2015
Day Count Basis:	30/360, following, unadjusted
Business Days:	New York and London
Treasury Benchmark:	UST 2% 02/15/25
Re-offer Treasury Spread:	2.60%
Re-offer Yield:	4.549%
Re-offer Price:	99.610%
Fees:	0.45%
Lead Book-Running Manager:	Deutsche Bank Securities Inc.
Co-Managers:	Academy Securities, Inc., BB&T Securities, LLC, BNY Mellon Capital Markets, LLC, Drexel Hamilton, LLC, The Huntington Investment Company, KeyBanc Capital Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mischler Financial Group, Inc., RBC Capital Markets, LLC, Regions Securities LLC, Scotia Capital (USA) Inc., TD Securities (USA) LLC and U.S. Bancorp Investments, Inc.
Extraordinary Call Event:	The Issuer may redeem all, but not some, of the Notes, with prior regulatory approval, at its option at any time for certain regulatory reasons or certain tax reasons as described further in the prospectus supplement.
Resolution Measures:

By acquiring any Notes, each holder will be bound by and will be deemed to consent to the imposition of any Resolution Measure (as defined below) by the competent resolution authority.

Under the relevant resolution laws and regulations as applicable to the Issuer from time to time, the Notes may be subject to the powers exercised by the competent resolution authority to:

  write down, including write down to zero, the claims for payment of the principal amount, the interest amount or any other amount in respect of the Notes;
  convert the Notes into ordinary shares or other instruments qualifying as core equity tier 1 capital; and/or apply any other resolution measure, including, but not limited to, (i) any transfer of the Notes to another entity, (ii) the amendment of the terms and conditions of the Notes or (iii) the cancellation of the Notes, each, a “Resolution Measure.”

Resolution Measures include, among others, the measures generally referred to within the meaning of the “bail-in tool” under the European directive of May 15, 2014 establishing a framework for the recovery and resolution of credit institutions and investment firms as implemented by the German Recovery and Resolution Act (Sanierungs- und Abwicklungsgesetz).

Deemed Agreement to Resolution Measures:

By its acquisition of the Notes, each holder will be deemed irrevocably to have agreed, and will agree:

  to be bound by any Resolution Measure;
  that it will have no claim or other right against us arising out of any Resolution Measure; and
  that the imposition of any Resolution Measure will not constitute a default or an event of default (i) under the Notes, (ii) under the Subordinated Indenture or (iii) for the purpose of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”) (including, without limitation, Section 315(b) (Notice of Default) and Section 315(c) (Duties of the Trustee in Case of Default) of the Trust Indenture Act).

By its acquisition of the Notes, each holder waives, to the fullest extent permitted by the Trust Indenture Act and applicable law, any and all claims against Wilmington Trust, National Association (the “Trustee”) and paying agent, transfer agent and registrar and authenticating agent (the “agents”) for, agree not to initiate a suit against the Trustee or the agents in respect of, and agree that the Trustee and agents will not be liable for, any action that the Trustee or any of the agents takes, or abstains from taking, in either case in accordance with the imposition of a Resolution Measure by our competent resolution authority with respect to the Notes.

Form of Offering:	SEC registered
Listing:	Application will be made to list the Notes on the New York Stock Exchange
ISIN / CUSIP:	US251525AP63 / 251525AP6
Governing Law:	Laws of the State of New York, except for the subordination provisions, which will be governed by German law
Clearing:	DTC, including participants in Euroclear/Clearstream

* A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

This communication is intended for the sole use of the person to whom it is provided by us. The issuer has filed a registration statement including a prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents free of charge by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll free at 1-866-217-9821.